PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(2)
(To Prospectus dated August 6, 1998)            SEC File No. 333-50971

                                                                       LOGO

                               11,500,000 Shares

                      Electronic Data Systems Corporation

                                 COMMON STOCK

                               ----------------

 All of the shares of Common  Stock offered by this Prospectus Supplement and the accompanying Prospectus  are being sold by  the General Motors Special
   Hourly Employees Pension Trust (together with any sub-trusts thereunder, the "Hourly  Plan Special Trust"  or the "Selling  Stockholder") under the General  Motors Hourly-Rate Employees Pension  Plan (the "Hourly
      Plan").  United States Trust  Company of New  York is  the trustee for  the Hourly  Plan Special  Trust and U.S.  Trust Company  of
        California, N.A.,  an affiliate of United States Trust Company of New  York, is  the  trustee for  a sub-trust  under  the
           Hourly Plan  Special Trust  (together, the  "Hourly  Plan
            Trustee"). The  Company  will not  receive any  of the
             proceeds from the sale of the Shares offered hereby.
              See  "Selling  Stockholder"  in  the  accompanying
               Prospectus   and   "Underwriters"  herein.   The
                Common  Stock is listed on the  New York Stock
                 Exchange   (the  "NYSE")  under  the  symbol
                   "EDS." The  last reported  sale price  of
                    the Common Stock on the NYSE  on August
                     10, 1998, was $41 3/8 per share.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS  TO WHICH  IT  RELATES.  ANY REPRESENTATION  TO  THE
      CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Shares will be purchased from the Selling Stockholder by the Underwriters at a price of $41 5/16 per share (resulting in $475,093,750 aggregate net proceeds (before expenses) to the Selling Stockholder). The Company will pay certain expenses of the offering estimated at $100,000.

  The Shares may be offered by the Underwriters from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Underwriters."

  The Company and, to the extent permitted by applicable law, the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Selling Stockholder has also agreed to reimburse certain expenses of the Underwriters. See "Underwriters."

                               ----------------

  The Shares are offered, subject to prior sale, when, as and if issued to and accepted by the Underwriters named herein and subject to approval of certain legal matters by counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about August 13, 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                               ----------------

BEAR, STEARNS & CO. INC.                             MORGAN STANLEY DEAN WITTER

August 10, 1998

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

 PROSPECTUS SUPPLEMENT   PAGE
 ---------------------   ----
Underwriters............ S-3
Legal Matters........... S-3

                                             PROSPECTUS                     PAGE
                                             ----------                     ----
                         Available Information.............................   2
                         Incorporation of Certain Documents by Reference...   2
                         The Company.......................................   3
                         Use of Proceeds...................................   3
                         Background of the Offering........................   4
                         Selling Stockholder...............................   5
                         Plan of Distribution..............................   5
                         Legal Matters.....................................   6
                         Experts...........................................   6

                                 UNDERWRITERS

  Under the terms and subject to the conditions of the Purchase Agreement with the Company and the Selling Stockholder and the related Pricing Agreement between the Underwriters and the Selling Stockholder dated the date of this Prospectus Supplement (collectively, the "Purchase Agreement"), the Underwriters named below have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the number of Shares set forth below opposite their names.

                               NAME                             NUMBER OF SHARES
                               ----                             ----------------
   Bear Stearns & Co. Inc......................................     5,232,500
   Morgan Stanley & Co. Incorporated...........................     6,267,500
                                                                   ----------
     Total ....................................................    11,500,000

  On August 4, 1998, Standard & Poor's Corporation ("S&P") announced that, following the close of trading on August 10, 1998, it planned to include the Common Stock in the Standard & Poor's Corporation 500 Composite Stock Price Index (the "S&P 500 Index"), which is composed of 500 common stocks that S&P selects. Shares offered by this Prospectus Supplement will be offered primarily to funds whose portfolios are primarily based on stocks included in the S&P 500 Index, which funds may be required to purchase Common Stock as a result of the inclusion of the Common Stock in the S&P 500 Index.

  In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to such Agreement if any of the Shares being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances under such Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

  The Shares may be sold by the Underwriters to purchasers in one or more transactions (which may involve block transactions) on the NYSE or otherwise. The distribution of the Shares may also be effected from time to time in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or the purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

  The Company and (to the extent permitted under applicable law) the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act. The Selling Stockholder has also agreed to reimburse the Underwriters for their expenses in connection with this offering, including fees and expenses of their counsel, subject to a limit of $500,000.


  Certain of the Underwriters or their affiliates have rendered, and are expected to continue to render, various investment banking and other advisory services to the Company, the Selling Stockholder and the Hourly Plan. They have received, and will continue to receive, customary compensation for such services. The Selling Stockholder has agreed to pay Bear, Stearns & Co. Inc. a financial advisory fee of $500,000 after the closing of this offering. C. Robert Kidder, a director of the Company, is also a director of Morgan Stanley Dean Witter & Co., the parent company of Morgan Stanley & Co. Incorporated.

                                 LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by D. Gilbert Friedlander, General Counsel for the Company, and for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

PROSPECTUS

                                     LOGO

                               40,000,000 SHARES
                      ELECTRONIC DATA SYSTEMS CORPORATION
                                 COMMON STOCK

  The 40,000,000 shares (the "Shares") of Common Stock, par value $0.01 per share ("Common Stock"), of Electronic Data Systems Corporation, a Delaware corporation (together with its subsidiaries and predecessors, "EDS"), offered hereby may be offered for sale from time to time by and for the account of the General Motors Special Hourly Employees Pension Trust (together with any sub-trusts thereunder, the "Hourly Plan Special Trust" or the "Selling Stockholder") under the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Plan"). See "Selling Stockholder."

  EDS will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder. EDS will bear the costs of registering the Shares under the Securities Act, including the registration fee under the Securities Act of 1933, as amended (the "Securities Act"), certain legal and accounting fees and any printing fees. The Selling Stockholder will bear all other expenses in connection with this offering, including any underwriting discounts and commissions, brokerage fees and the fees and disbursements of counsel representing the Selling Stockholder. See "Selling Stockholder" and "Plan of Distribution."

  The Common Stock is listed in the United States on the New York Stock Exchange (the "NYSE") under the symbol "EDS." The last reported sale price of the Common Stock on the NYSE on August 5, 1998 was $36.6875 per share.

  United States Trust Company of New York is the trustee for the Hourly Plan Special Trust and U.S. Trust Company of California, N.A., an affiliate of United States Trust Company of New York, is the trustee for a sub-trust under the Hourly Plan Special Trust (together, the "Hourly Plan Trustee").

  The Selling Stockholder from time to time may offer and sell Shares (i) to underwriters who will acquire Shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at time of sale, (ii) in block transactions in which the broker or dealer engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (iii) to a broker or dealer as principal, which may resell Shares for its own account, and (iv) through "brokers' transactions" (within the meaning of Section 4(4) of the Securities Act ). To the extent required, the names of any underwriter, broker or dealer and applicable commissions or discounts and any other required information with respect to any particular transaction will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in any Prospectus Supplement delivered herewith. The Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made in the manner set forth above.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 6, 1998

                             AVAILABLE INFORMATION

  EDS is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by EDS with the Commission can be inspected, and copies may be obtained, at the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549, at prescribed rates, as well as at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. Reports, proxy statements and other information concerning EDS can also be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, where the Common Stock is listed.

  Reports, proxy statements, and other information concerning EDS can also be obtained electronically through a variety of databases, including, among others, the Commission's Electronic Data Gathering, Analysis And Retrieval ("EDGAR") System.

  EDS has filed with the Commission a Registration Statement on Form S-3 (as amended and including exhibits, the "Registration Statement") under the Securities Act covering the resale of the shares of Common Stock offered hereby. Pursuant to the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. Such information can be inspected at and obtained from the Commission and the NYSE in the manner set forth above. For further information pertaining to EDS and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents or, where so stated, portions thereof, which have been filed by EDS with the Commission, are incorporated herein by reference:

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

  2. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
     1998;

  3. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
     1998; and

  4. The section entitled "Description of Registrant's Securities to be Registered" contained in the Registration Statement on Form 8-A dated May 29, 1996.

  In addition, all documents filed by EDS with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  EDS will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically described above. Requests for such documents should be directed to Electronic Data Systems Corporation, Investor Relations, Mail Stop H1-2D-05, 5400 Legacy Drive, Plano, Texas, 75024-3199 (Telephone Number:
(972) 604-6000).

                                  THE COMPANY

  EDS is a professional services firm that applies consulting, information and technical expertise to enhance clients' business performance. EDS offers its clients a portfolio of related services worldwide within the broad categories of systems and technology services, business process management, management consulting and electronic business. EDS provides clients access to a wide range of value-added offerings within each of the four categories. Services include the management of computers, networks, information systems, information processing facilities, business operations and related personnel. The following is a description of EDS' principal service offerings:

  . SYSTEMS AND TECHNOLOGY SERVICES. EDS' traditional outsourcing business encompasses systems development, systems integration and systems management. Also included in this area are desktop services, Year 2000 conversions and enterprise software solutions.

  . BUSINESS PROCESS MANAGEMENT. EDS may manage an entire business function within the client's enterprise, including such activities as remittance processing, procurement logistics, enterprise customer management, customer service and training, as well as information technology operations.

  . MANAGEMENT CONSULTING. A.T. Kearney, an EDS subsidiary, provides clients with high value-added strategy, operations and information technology capabilities combined with implementation skills that improve overall business performance and competitive positioning. Services in this area focus on strategic consulting, including customer equity management, new market entry and shareholder value creation; operations consulting, encompassing strategic sourcing, supply chain management and manufacturing; and technology consulting, including systems planning, new technology applications and advanced applications.

  . ELECTRONIC MARKETS. EDS' offerings in this area include interactive marketing and payment services, internet and online services and advertising, electronic commerce, EDI (electronic data interchange), smart cards, multimedia and home shopping, and the design, development, implementation and operation of internet websites, corporate intranets and extranets.

  As of December 31, 1997, EDS employed approximately 110,000 persons and served clients in the United States and 43 other countries.

  EDS is incorporated under the laws of the State of Delaware. EDS' principal executive offices are located at 5400 Legacy Drive, Plano, Texas 75024, telephone number: (972) 604-6000.

                                USE OF PROCEEDS

  EDS will not receive any of the proceeds of the sale of any of the Shares offered hereby. All of such proceeds will be for the account of the Selling Stockholder and for the benefit of participants in the Hourly Plan.

                          BACKGROUND OF THE OFFERING

  On March 13, 1995, General Motors Corporation ("GM") contributed approximately 173 million shares of Class E Common Stock of GM (the "Class E Common Stock") to the Hourly Plan. Such shares, together with an approximately
16.9 million additional shares of Class E Common Stock then held by the Hourly Plan, became subject to the restrictions on transfer in and other terms of the Registration Rights Agreement dated March 12, 1995 between GM and United States Trust Company of New York, as Trustee of the Hourly Plan Special Trust (including the exhibits thereto, the "Registration Rights Agreement"). Pursuant to the split-off of EDS from GM on June 7, 1996 (the "Split-Off"), each share of Class E Common Stock was converted into one share of Common Stock. At the time of the Split-Off, EDS succeeded to all of the rights and obligations of GM under the Registration Rights Agreement (with the exception of certain indemnification provisions relating to prior offerings under the Registration Rights Agreement) and all of the provisions of the Registration Rights Agreement applicable to the Class E Common Stock held by the GM Hourly Plan Special Trust became applicable to the Common Stock into which such Class E Common Stock was converted. Since March 1995, the Hourly Plan Special Trust has sold, in the aggregate, 63,550,000 shares of Common Stock in underwritten public offerings (including 40,550,000 shares of Class E Common Stock sold in an underwritten public offering prior to the Split-Off).

  Under the Registration Rights Agreement, the Hourly Plan Special Trust may only transfer such shares of Common Stock in certain types of transactions and under certain circumstances, including "demand transfers" (which are defined under the Registration Rights Agreement to include public offerings and negotiated transactions, whether registered or not) and certain transfers to employee benefit plans maintained by EDS and its subsidiaries. The Registration Rights Agreement provides that any underwritten public offering to be effected thereunder by the Hourly Plan Special Trust must be reasonably designed to achieve a broad public distribution of the securities being offered. Subject to certain limitations, EDS may postpone the filing or effectiveness of any registration statement requested by the Hourly Plan Special Trust or the making of any demand transfer at any time EDS determines that such action would interfere with any proposal or plan by EDS to engage in any material acquisition, merger, tender offer, securities offering or other material transaction or would require EDS to make a public disclosure of previously non-public material information. The Registration Rights Agreement prohibits the Hourly Plan Special Trust from making a negotiated transfer (i) of more than 2% of the shares of Common Stock then outstanding to any person and (ii) to any person who is then required to file or has filed a Schedule 13D under the Exchange Act with respect to the Common Stock. The Hourly Plan Special Trust is permitted two demand transfers in any twelve-month period. Restrictions on the Hourly Plan Special Trust's transfer of shares of Common Stock under the Registration Rights Agreement will terminate when the Hourly Plan Special Trust owns less than 2% of the shares of Common Stock then outstanding. The Registration Rights Agreement also imposes certain restrictions on the ability of the Hourly Plan Special Trust to tender its shares of Common Stock in a third-party tender offer until such Trust owns 7.5% or less of the Common Stock on a fully diluted basis (after which time it may freely tender into any tender offer for Common Stock).

  Pursuant to the Registration Rights Agreement, the Hourly Plan Special Trust has the right to require that EDS file a registration statement which would permit sales of shares of Common Stock from time to time pursuant to Rule 415 under the Securities Act on or after March 12, 1999, the fourth anniversary of the date of the contribution of the Class E Common Stock to the Hourly Plan. Pursuant to an agreement between EDS and United States Trust Company, as Trustee of the Hourly Plan Special Trust, EDS and the Hourly Plan Special Trust agreed to file this Registration Statement pursuant to the terms and conditions of the Registration Rights Agreement.

                              SELLING STOCKHOLDER

  The Hourly Plan Special Trust is the owner of all of the Shares offered hereby. The Investment Funds Committee of GM's Board of Directors is the named fiduciary of the Hourly Plan pursuant to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and a portion of the assets of the Hourly Plan (not including the shares of Common Stock owned by the Hourly Plan Special Trust) is subject to management by or under the supervision of General Motors Investment Management Corporation, a wholly-owned subsidiary of GM.

  Prior to GM's contribution of approximately 173 million shares of Class E Common Stock to the Hourly Plan Special Trust as described under "Background of the Offering," the Hourly Plan Trustee was appointed to have ongoing responsibility, as a fiduciary within the meaning of ERISA, to manage the shares of Class E Common Stock owned by the Hourly Plan Special Trust. The Hourly Plan Trustee retained Wasserstein Perella & Co., Inc. (the "Financial Advisor") to serve as its investment advisor regarding the management and disposition of such shares of Class E Common Stock, and as of the date of this Prospectus, the Financial Advisor continues to serve in such capacity after the Split-Off with respect to the Common Stock.

  The Hourly Plan Trustee has responsibility to manage prudently the shares of Common Stock held by the Hourly Plan Special Trust in a manner consistent with maximizing the value of its investment in Common Stock and in accordance with its determination of the extent to which it may prudently continue to hold such shares consistent with the diversification and related fiduciary requirements of ERISA. In accordance with the foregoing and in a manner consistent with the limitations and terms of the Registration Rights Agreement, the Hourly Plan Trustee has the authority and discretion to cause the Hourly Plan Trust to hold such shares or sell all or any portion thereof from time to time as it may deem appropriate, and to direct the voting of and the exercise of all other rights relating to such shares. The Hourly Plan Trustee intends to manage the disposition of such shares in a manner consistent with maintaining an orderly market for the Common Stock. The compensation of the Hourly Plan Trustee and the Financial Advisor is not contingent in any way on the sale or continued holding of shares of Common Stock by the Hourly Plan Special Trust.

  On August 5, 1998, the Hourly Plan Special Trust beneficially owned approximately 126.5 million shares of Common Stock, representing approximately 25.7% of the Common Stock outstanding.

                             PLAN OF DISTRIBUTION

  The Selling Stockholder may offer Shares from time to time depending on market conditions and other factors, in one or more transactions on the NYSE or any other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or otherwise. The Shares will be sold at prices and on terms then prevailing, at prices related to the then current market price or at negotiated prices. Subject to the terms of the Registration Rights Agreement, the Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Sales of Shares may involve (i) sales to underwriters who will acquire Shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at time of sale,
(ii) block transactions in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account and
(iv) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Brokers and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholder and any broker or dealer that participates in the distribution of Shares positioned by a broker or dealer may be deemed to be an underwriter within the meaning of the Securities Act, in which event brokerage commissions or discounts may be deemed to be underwriting discounts and commissions under the Securities Act. Upon EDS being notified by the Selling Stockholder that a material arrangement has been entered into with an underwriter, broker or dealer for the sale of the Shares, a Prospectus Supplement will be filed, if required, pursuant to Rule 424 under the Exchange Act disclosing the number of Shares being offered and the terms of the offering, including the name of each underwriter, broker or dealer, any discounts, commissions and other items constituting compensation to underwriters, brokers or dealers, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers, and any other facts material to the transaction. As of the date of this Prospectus, there are no selling arrangements between the Selling Stockholder and any underwriter, broker or dealer.

  EDS will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder. EDS will bear the costs of registering the Shares under the Securities Act, including the registration fee under the Securities Act, certain legal and accounting fees and any printing fees. The Selling Stockholder will bear all other expenses in connection with this offering, including any underwriting discounts and commissions, brokerage fees and the fees and disbursements of counsel representing the Selling Stockholder.

  Pursuant to the terms of the Registration Rights Agreement, EDS and the Selling Stockholder have agreed to indemnify each other and certain other related parties for certain liabilities in connection with the registration of the Shares.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for EDS by D. Gilbert Friedlander, General Counsel of EDS. Mr. Friedlander is the beneficial owner of shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of EDS as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 included in EDS' Annual Report on Form 10-K for the fiscal year ended December 31, 1997 incorporated herein by reference have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their reports appearing therein, and have been so included in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.